SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Starter Corporation
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   85684 10 6
                ------------------------------------------------
                                 (CUSIP Number)

                    David A. Beckerman - Starter Corporation
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1997
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 85684 10 6                                         Page __ of __
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1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              David A. Beckerman ###-##-####
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                       (b) [  ]
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3.            SEC USE ONLY

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4.            SOURCE OF FUNDS*
              00
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5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [  ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
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   NUMBER OF SHARES     7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         17,615,729
         WITH
                      ----------------------------------------------------------
                        8.    SHARED VOTING POWER


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                        9.    SOLE DISPOSITIVE POWER

                              17,615,729
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER


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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,615,729
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12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [  ]
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13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              63.2%
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14.           TYPE OF REPORTING PERSON
              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Starter Corporation, a Delaware corporation (the "Company"), the principal executive office is located at 370 James Street, New Haven, Connecticut 06513.

Item 2. Identity and Background.

      (a) This statement on Schedule 13D is being filed by David A. Beckerman. Mr. Beckerman is sometimes referred to herein as the "Reporting Person."

      (b) The principal business address of the Reporting Person is Starter Corporation, 370 James Street, New Haven, Connecticut 06508.

      (c) The principal business of Mr. Beckerman is Chairman of the Board, President and Chief Executive Officer of the Company.

      (d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      (a) On October 16, 1997, Mr. Beckerman acquired 2,015,126 Shares in partial satisfaction of pre-existing indebtedness due from The Brad Beckerman Irrevocable Trust and The Cari Beckerman Irrevocable Trust to Mr. Beckerman.

      (b) On October 16, 1997, Mr. Beckerman acquired 163,266 Shares upon the liquidation of The David A. Beckerman Family Associates Limited Partnership for no additional consideration in excess of his capital contribution to said partnership.

      (c) On October 16, 1997, David A. Beckerman as a sole general partner of The Beckerman Family Associates Limited Partnership acquired an indirect interest in 143,338 Shares acquired by said partnership in consideration of pre-existing indebtedness due from The Brad Beckerman Irrevocable Trust and The Cari Beckerman Irrevocable Trust to said Partnership.

Item 4. Purpose of Transactions.

            The Reporting Person acquired beneficial ownership of 2,321,730 Shares in partial satisfaction of certain indebtedness and the liquidation of a partnership.

            The Reporting Person intends to review his investment in the Shares from time to time and reserves the right to maintain his holdings at current levels, without further action or to sell all or a portion of his holdings or purchase additional Shares in the open market or privately negotiated transactions or otherwise

            The Reporting Person anticipates acquiring an additional 101,560 Shares in satisfaction of certain outstanding indebtedness.

Item 5. Interest in Securities of Issuer.

      (a) On October 16, 1997, Mr. Beckerman beneficially owned 17,615,729 Shares or approximately 63.2% of the number of Shares outstanding (based upon 27,856,615 Shares issued and outstanding, as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 1997 filed with the Commission on August 14, 1997).

      (b) Mr. Beckerman has sole power to vote and dispose or direct the disposition of the Shares owned by him.

      (c)

            1) On October 16, 1997, Mr. Beckerman acquired 2,015,126 Shares in partial satisfaction of pre-existing indebtedness due from The Brad Beckerman Irrevocable Trust and The Cari Beckerman Irrevocable Trust to Mr. Beckerman;

            2) On October 16, 1997, The David A. Beckerman Family Associates Limited Partnership, of which Mr. Beckerman was a general partner, distributed 408,164 Shares in liquidation of its assets.

            3) On October 16, 1997, Mr. Beckerman acquired 163,266 Shares upon the liquidation of The David A. Beckerman Family Associates Limited Partnership for no additional consideration in excess of his capital contribution to said partnership;

            4) On October 16, 1997, David A. Beckerman as a sole general partner of The Beckerman Family Associates Limited Partnership acquired an indirect interest in 143,338 Shares acquired by said partnership in consideration of pre-existing indebtedness due from The Brad Beckerman Irrevocable Trust and The Cari Beckerman Irrevocable Trust to said partnership.

      (d)   None.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers.

        The reporting person has an oral agreement in principal to acquire an additional 101,560 Shares from certain trusts in partial satisfaction of certain outstanding indebtedness.

Item 7. Material To Be Filed As Exhibits.

        None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 1997


                                    /s/ David A. Beckerman
                                    -------------------------------
                                    David A. Beckerman